

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Mr. Randal J. Freitag
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor, Pennsylvania   19087

Re: **Lincoln National Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed March 1, 2013
                 File No. 001-06028

Dear Mr. Freitag:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosures.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance, page 97

1. Please provide us the following information regarding your reinsurance counterparty risk:
    - The factors considered, manner and frequency in which you monitor the concentration and financial strength ratings of your principal reinsurers, with explanation as to the ratings;
    - The nature and general terms of collateral arrangements with your reinsurers; and
    - The name, rating and recoverable amount at December 31, 2012 for each of your principal reinsurers.

Liquidity and Capital Resources, page 98

2. You disclose that changes in equity markets could affect the capital position of your captive reinsurance subsidiaries and that you could decide to reallocate available capital between your insurance subsidiaries and captives. You state that you analyze the use of your existing captive reinsurance structures, as well as additional third-party reinsurance arrangements, and your current hedging strategies relative to managing the effects of equity markets and interest rates on the statutory reserves, statutory capital and the dividend capacity of your life insurance subsidiaries. Please tell us:

- The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
- The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
- The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
- Your consideration of disclosing the risks of employing your captives strategy.
- Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Realized Gain (Loss), page 133

3. You disclose that realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Please tell us why it is appropriate to reflect a portion of the amortization of those assets against realized gains/losses and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us your consideration of ASC 944-30-45-2 which specifically requires the amortization of deferred sales inducement assets to be charged as a component of benefits expense.

Note 20: Statutory Information and Restrictions, page 185

4. Although you disclose on page 14 and elsewhere that your insurance subsidiaries currently exceed the "company action level," please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation

to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant